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KENNETH R. KOCH 212-692-6768 |  kkoch@mintz.com                    www.mintz.com


                                                              November 30, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 7010
Washington, DC 20549

Attention:   Jennifer R. Hardy
             Legal Branch Chief

       RE:   INKSURE TECHNOLOGIES INC.
             REGISTRATION STATEMENT ON FORM SB-2
             FILED ON OCTOBER 12, 2005
             FILE NO. 333-128946

Ladies and Gentlemen:

     On behalf of Inksure Technologies Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 1 to the Company's Registration Statement on Form SB-2 (the "Amendment"), as initially filed with the Commission on October 12, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to Errol Sanderson of the Commission.

     Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated November 2, 2005 from Jennifer R. Hardy, Legal Branch Chief, Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

GENERAL

1. Since you are relying on Rule 415 of Regulation C under the Securities Act, add a box to that effect on the cover page. SEE telephone interpretation 36 in section D of our July 1991 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

     WE HAVE ADDED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE THE COVER PAGE.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
November 30, 2005
Page 2

2. We note from page 46 that note holders (i) have a right to participate in additional financings by you and (ii) were granted an option to invest an additional $1,250,000 by purchasing additional convertible notes. Please tell us how these provisions are consistent with the guidance set out in paragraph 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. Note that we consider agreements that give investors the right to acquire additional securities as providing the investor with an investment decision that suggests the investor is not irrevocably bound. Tell us why these provisions do not provide the investor with such an investment decision.

     WE CONSIDER THE PRIVATE PLACEMENT OF CONVERTIBLE NOTES IN THE AGGREGATE PRINCIPAL AMOUNT OF $6,000,000, UNDER THE SECURITIES PURCHASE AGREEMENT DATED SEPTEMBER 30, 2005, TO BE A COMPLETED TRANSACTION, AND THE OPTION TO PURCHASE ADDITIONAL CONVERTIBLE NOTES IN THE AGGREGATE PRINCIPAL AMOUNT OF $1,250,000, PROVIDED FOR IN SECTION 1(a)(ii) OF THE SECURITIES PURCHASE AGREEMENT, TO BE A SEPARATE POTENTIAL TRANSACTION, EVEN THOUGH BOTH TRANSACTIONS ARE GOVERNED BY ONE DOCUMENT. ACCORDINGLY, WE ARE ONLY REGISTERING 130% OF THE COMMON STOCK UNDERLYING THE ISSUED AND OUTSTANDING CONVERTIBLE NOTES (THE $6,000,000 OF CONVERTIBLE NOTES ALREADY ISSUED), AND IF THE CONVERTIBLE NOTES PROVIDED FOR IN SECTION 1(a)(ii) ARE ISSUED (THE ADDITIONAL $1,250,000 OF CONVERTIBLE NOTES THAT MAY OR MAY NOT BE ISSUED), WE WILL REGISTER 130% OF THE COMMON STOCK UNDERLYING SUCH CONVERTIBLE NOTES IN A SEPARATE RESALE REGISTRATION STATEMENT.

     THE INVESTMENT DECISION REPRESENTED BY THE RIGHT TO PURCHASE THE ADDITIONAL CONVERTIBLE NOTES IS ANALOGOUS TO A WARRANT AND NOTHING MORE THAN THE RIGHT TO PURCHASE ADDITIONAL SECURITIES AT A FUTURE DATE THAT IS GRANTED AS PART OF, AND IN CONSIDERATION OF, THE ISSUANCE AND PURCHASE OF THE ORIGINAL $6,000,000 OF CONVERTIBLE NOTES. WHEN AND IF THAT INVESTMENT DECISION IS MADE, IT WILL HAVE TO BE EXEMPT FROM REGISTRATION AND THE RESALE OF ANY SECURITIES ACQUIRED THEREIN WILL BE THE SUBJECT OF A SEPARATE REGISTRATION STATEMENT. THE INVESTORS ARE IRREVOCABLY BOUND TO ACQUIRE, AND HAVE ACQUIRED, THE CONVERTIBLE NOTES PURCHASED BY THEM ON SEPTEMBER 30, 2005 FOR $6,000,000, AND THE SHARES UNDERLYING THOSE CONVERTIBLE NOTES ARE THE ONLY SECURITIES BEING REGISTERED FROM THE SEPTEMBER 30, 2005 TRANSACTION IN THIS RESALE REGISTRATION STATEMENT.


3. We reference Section 1(a)(ii) of the Securities Purchase Agreement. Please provide appropriate disclosure regarding this additional issuance/closing. Please tell us how this provision is consistent with the guidance referenced above since it appears to give investors the right to acquire additional securities representing an investment decision that suggests investors are not irrevocably bound.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE PAGES 32 AND 47.

     WITH RESPECT TO THE GUIDANCE REFERRED TO ABOVE, WE WOULD LIKE TO DIRECT THE STAFF'S ATTENTION TO OUR RESPONSE TO COMMENT #2.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
November 30, 2005
Page 3

4.   Disclose your use of proceeds of the convertible notes.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE PAGE
     32.

RISK FACTORS, PAGE 5

5. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling security holders exercise warrants or convert debt and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Finally, please explain short selling and its likely impact on the market price of your common stock.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE PAGE
     13.

PRINCIPAL AND SELLING SHAREHOLDERS, PAGE 39

6. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE PAGE
     42.

7. We note that you are registering 130% of the number of shares issuable upon conversion and that the number of shares actually issued may be more or less than the number being registered. If the number of shares to be issued is greater than this number for any reason, confirm that you will file a new registration statement to cover these additional shares prior to their issuance. Please tell us why you believe the amount you are registering represents a good faith estimate of the number of shares issuable upon conversion of the notes. Please see paragraphs 2S and 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

     IN CONNECTION WITH OUR SEPTEMBER 30, 2005 PRIVATE PLACEMENT OF CONVERTIBLE NOTES, WE ENTERED INTO A REGISTRATION RIGHTS AGREEMENT WHEREBY WE ARE REQUIRED TO USE OUR BEST EFFORTS TO REGISTER 130% OF THE SHARES OF COMMON STOCK UNDERLYING THE CONVERTIBLE NOTES. WE NEGOTIATED THIS AMOUNT IN GOOD FAITH, BASED ON THE EXISTENCE OF A FULL RATCHET ANTI-DILUTION PROVISION IN THE CONVERTIBLE NOTES THAT MAY IMPACT THE CONVERSION PRICE OF SUCH CONVERTIBLE NOTES. WITHIN AS LITTLE AS FOUR MONTHS AGO, OUR COMMON STOCK WAS TRADING IN THE $2.00 TO $2.25 RANGE, WHICH IS APPROXIMATELY A 25% TO 35% DISCOUNT TO THE CURRENT $3.00 CONVERSION PRICE OF THE CONVERTIBLE NOTES. IF THE STOCK PRICE WERE TO FALL TO SUCH LEVEL AGAIN, AND WE WERE TO ISSUE SECURITIES AT SUCH A REDUCED PRICE, THE CONVERSION PRICE OF THE CONVERTIBLE NOTES WOULD BE AUTOMATICALLY ADJUSTED DOWN TO THAT LESSER PRICE. IN SUCH CASE, THE NUMBER OF SHARES INTO WHICH THE CONVERTIBLE NOTES ARE CONVERTIBLE WOULD INCREASE CORRESPONDINGLY.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
November 30, 2005
Page 4


     IN THE EVENT THAT THE NUMBER OF SHARES OF COMMON STOCK TO BE ISSUED UPON CONVERSION OF THE CONVERTIBLE NOTES IS GREATER THAN AN AGGREGATE OF 2,600,000 SHARES, WE WILL FILE A NEW REGISTRATION STATEMENT TO COVER SUCH ADDITIONAL SHARES PRIOR TO THEIR ISSUANCE.

8. If any selling security holder is a broker dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE PAGE
     42.

9. We note the second sentence. To the extent that any successor(s) to the named selling security holders wishes to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor(s) as selling security holders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

     WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S COMMENT. SEE PAGE
     44.

10. We note that under the convertible notes share ownership is capped at 4.99%. Please add disclosure regarding the risks associated with this limitation. For example, if this limit is reached and holders wish to convert but cannot or does not sell any shares to reduce its holdings, will you be required to make payments in cash?

     WE DO NOT BELIEVE THERE IS ANY RISK ASSOCIATED WITH THE HOLDERS' INABILITY TO CONVERT WHEN SUCH CONVERSION WOULD RESULT IN BENEFICIAL OWNERSHIP IN EXCESS OF 4.99%. WE ARE NOT REQUIRED TO MAKE ANY CASH PAYMENTS IN CONNECTION WITH THE 4.99% BENEFICIAL OWNERSHIP CAP. FURTHERMORE, BECAUSE OF THIS LIMITATION, THE HOLDERS OF THE CONVERTIBLE NOTES ARE PREVENTED FROM SELLING LARGE AMOUNTS OF OUR COMMON STOCK AT ANY ONE TIME, IMPEDING ANY DOWNWARD PRESSURE ON THE MARKET PRICE FOR OUR COMMON STOCK FROM SUCH A SALE.

PLAN OF DISTRIBUTION, PAGE 42

11. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in this regard. Please confirm that selling shareholders will not sell short prior to effectiveness of the registration statement.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission
November 30, 2005
Page 5


     THE SELLING SECURITYHOLDERS HAVE CONFIRMED TO THE COMPANY THAT THE SELLING SECURITYHOLDERS WILL NOT SELL SHORT IN CONTRAVENTION OF CORPORATION FINANCE TELEPHONE INTERPRETATION A.65.

12. You indicate that the selling shareholders "may be deemed" to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.

     EACH OF THE SELLING SECURITYHOLDERS HAS ADVISED THE COMPANY THAT IT IS NOT A REGISTERED BROKER-DEALER.

     Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

     Kenneth R. Koch, Esq.,
     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
     666 Third Avenue, 25th Floor
     New York, NY 10017
     (212) 935-3000
     (212) 983-3115

                                                            Very truly yours,

                                                           /s/ Kenneth R. Koch
                                                           -------------------
                                                           Kenneth R. Koch, Esq.

cc:  Errol Sanderson, Financial Analyst
     Securities and Exchange Commission

     Mr. Elie Housman, Chief Executive Officer
     Inksure Technologies Inc.

     Eyal Bigon, Chief Financial Officer
     Inksure Technologies Inc.